AEGIS CAPITAL CORP.
810 Seventh Avenue, 11th Floor
New York, New York 10019

August 21, 2012
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jessica Plowgian, Esq.
Attorney-Advisor

Division of Corporation Finance
Re:    IZEA, Inc. (the “Company”)
Registration Statement on Form S-1 (No. 333-181916)
Ladies and Gentlemen:
In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m., New York City time, on Thursday, August 23, 2012, or as soon as possible thereafter.
In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned has effected from August 14, 2012 through the date hereof approximately the following distribution of:
Preliminary Prospectus dated August 14, 2012

75	to the Underwriters;
—	to prospective underwriting syndicate members;
3	to prospective dealers; and
300	to prospective investors and others.
378	Total

Securities and Exchange Commission
August 21, 2012

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.
Very truly yours,
AEGIS CAPITAL CORP., as representative of the Underwriters
By: /s/ Kevin C. McKenna
Name: Kevin C. McKenna
Title: Chief Compliance Officer